

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2025

Tim Foote
Chief Financial Officer
BlackBerry Limited
2200 University Ave East
Waterloo, ON, Canada
N2K 0A7

> **Re: BlackBerry Limited**
> **Form 10-K for the fiscal year ended February 28, 2025**
> **File No. 001-38232**

Dear Tim Foote:

We have reviewed your July 30, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2025 letter.

Form 10-K for the fiscal year ended February 28, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations Fiscal 2025 Summary Results of Operations, page 30

1.   We note the operating segment information for the two-year period ended February 28, 2025 provided on page 32. Please provide us with a reconciliation between the segment totals for research and development (R&D), sales and marketing (S&M) and general and administrative (G&A) to the respective line items presented on your consolidated statements of operations for each period presented. In your response, please specify the nature and amount of each reconciling item, and separately present adjustments for amortization, stock compensation expense, and restructuring expense. In addition, if applicable, please quantify the amortization expense included in the R&D, S&M and G&A line items in your consolidated statements of operations.

Consolidated Financial Statements
Note 13. Revenue and Segment Disclosures, page 108

2.   We continue to consider your response to prior comment 1 and may have further comment.

        Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phil Kurtz